# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pacer Funds Trust, CIK 0001616668
CUSIP: 69374H428
Title of class of securities: Exchange Traded Product
Address of issuer's principal executive offices: 500 CHESTERFIELD PARKWAY, MALVERN, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 09/30/2025
Amends the filing with accession number 0001085146-23-002898
Filed by CIK 0001743404

## Reporting persons
- FOUNDATIONS INVESTMENT ADVISORS, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 0; sole dispositive power 715,619; shared dispositive power 0; aggregate amount beneficially owned 715,619 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Pacer Funds Trust
Address of issuer's principal executive offices:
500 CHESTERFIELD PARKWAY, MALVERN, PENNSYLVANIA
19355

## Item 2. Person Filing
Name of person filing: FOUNDATIONS INVESTMENT ADVISORS, LLC
Address of principal business office or, if none, residence:
4050 E. COTTON CENTER BLVD.
SUITE 40
PHOENIX, Arizona
85040
Citizenship: FOUNDATIONS INVESTMENT ADVISORS, LLC - ARIZONA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 715,619
Percent of class: 5.9
Sole power to vote or to direct the vote: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0
Shared power to vote or to direct the vote: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0
Sole power to dispose or to direct the disposition: FOUNDATIONS INVESTMENT ADVISORS, LLC - 715,619
Shared power to dispose or to direct the disposition: FOUNDATIONS INVESTMENT ADVISORS, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FOUNDATIONS INVESTMENT ADVISORS, LLC: /s/Marc Pugsley, CCO (11/03/2025)